SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

ServiceWare Technologies Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

81703Q 10 9
(CUSIP Number)

Thomas E. Duggan, Esq.
C. E. Unterberg, Towbin
350 Madison Avenue
New York, New York 10017
Telephone: (212) 389-8089

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

February 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS		
	C. E. Unterberg, Towbin Capital Partners I, L.P.		

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
	00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 611,501
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 611,501
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	
	4,890,934	

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%

14.	TYPE OF REPORTING PERSON
	IV

1.	NAMES OF REPORTING PERSONS Unterberg Harris Private Equity Partners, LP	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 499,297(A)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 499,297
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON IV	

(A) Includes 8,359 warrants currently exercisable into Shares.

1.	NAMES OF REPORTING PERSONS C. E. Unterberg, Towbin Private Equity Partners II, L.P.	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 45,910
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 45,910
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON IV	

1.	NAMES OF REPORTING PERSONS C. E. Unterberg, Towbin Private Equity Partners II-Q, L.P.	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 311,233
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 311,233
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON IV	

1.	NAMES OF REPORTING PERSONS Tamar Technology Investors (Delaware) L.P.	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 306,666(A)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 306,666(A)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON IV	

(A)   Includes warrants currently exercisable into 40,000 Shares.

1.	NAMES OF REPORTING PERSONS Unterberg Harris Interactive Media Limited Partnership, CV	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 127,689
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 127,689
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON IV	

1.	NAMES OF REPORTING PERSONS Unterberg Harris Private Equity Partners, CV		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS 00		
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands Antilles		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 106,646(a)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 106,646(a)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON IV	

(a)   Includes warrants currently exercisable into 1,786 shares.

1.	NAMES OF REPORTING PERSONS Marjorie and Clarence E. Unterberg Foundation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 175,865
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 175,865
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14.	TYPE OF REPORTING PERSON CO

| 1. | NAMES OF REPORTING PERSONS | |
| | C. E. Unterberg Towbin, LLC | |

| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) [ ] |
| | | (b) [x] |

| 3. | SEC USE ONLY | |

| 4. | SOURCE OF FUNDS | |
| | 00 | |

| 5. | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | [ ] |

| 6. | CITIZENSHIP OR PLACE OF ORGANIZATION | |
| | New York | |

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
		21,065(A)
	8.	SHARED VOTING POWER
		0
	9.	SOLE DISPOSITIVE POWER
		21,065(A)
	10.	SHARED DISPOSITIVE POWER
		0

| 11. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON | |
| | 4,890,934 | |

| 12. | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | [x] |

| 13. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) | |
| | 20.6% | |

| 14. | TYPE OF REPORTING PERSON | |
| | IV | |

(A) Excludes 499,297, 127,689 and 106,646 Shares held by Unterberg Harris Private Equity Partners, LP, Unterberg Harris Interactive Media LP, CV and Unterberg Harris Private Equity Partners, CV, respectively, as to which C.E. Unterberg Towbin, LLC disclaims beneficial ownership. Includes warrants currently exercisable into 3,047 Shares.

1.	NAMES OF REPORTING PERSONS C.E. Unterberg, Towbin (a California Limited Partnership)	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,451,788
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,451,788
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON PN	

1.	NAMES OF REPORTING PERSONS UTCM, LLC.	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0(A)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0(A)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON CO	

(A)   Excludes 611,501, 45,910 and 311,233, Shares held by C.E. Unterberg, Towbin Capital Partners I, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P., as to which UTCM, LLC disclaims beneficial ownership.

1.	NAMES OF REPORTING PERSONS TAMAR TECHNOLOGY PARTNERSHIP, LP	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS 00	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0(A)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0(A)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON CO	

(A)   Excludes 306,666 Shares held by Tamar Technology Investors (Delaware), L.P., as to which Tamar Technology Partnership, L.P. disclaims beneficial ownership.

1.	NAMES OF REPORTING PERSONS Thomas I. Unterberg	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 233,274(A)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 233,274(A)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,934	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%	
14.	TYPE OF REPORTING PERSON IN	

(A) Excludes 4,657,660 Shares owned by the Entities (as defined in Item 2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

Item 1. Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of ServiceWare Technologies, Inc., a Pennsylvania corporation (the "Issuer"). The Issuer's principal executive office is located at 333 Alleghany Avenue, Oakmont, PA 15139.

Item 2. Identity and Background

This Statement is being filed by the undersigned on behalf of: C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI"), Unterberg Harris Private Equity Partners, LP ("UHPEPLP"), C.E. Unterberg, Towbin Private Equity Partners II, L.P. ("CEUTPEPII"), C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. ("EUTPEPIIQ"), Tamar Technology Investors (Delaware), L.P. ("TTI"), Unterberg Harris Interactive Media Limited Partnership, CV ("UHIM"), Unterberg Harris Private Equity Partners, CV ("UHPEPCV"), Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF"), C.E. Unterberg Towbin, LLC ("CEUTLLC"), C.E. Unterberg, Towbin (a California Limited Partnership) ("CEUTCLP"), UTCM, LLC ("UTCM") and Tamar Technology Partnership, LP ("TTP" and, together with each of the foregoing, the "Entities") and Thomas I. Unterberg ("TU") and, together with the Entities and TU, the "Reporting Persons").

By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

<u>C.E. Unterberg, Towbin Capital Partners I, L.P.</u>

CEUTCPI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCPI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTCPI is UTCM.

<u>Unterberg Harris Private Equity Partners, LP</u>

UHPEPLP is a Delaware limited part nership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEPLP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPLP is CEUTLLC.

<u>C. E. Unterberg, Towbin Private Equity Partners II, L.P.</u>

CEUTPEPII is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPII is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPII is UTCM.

<u>C. E. Unterberg, Towbin Private Equity Partners II-Q, L.P.</u>

CEUTPEPIIQ is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPIIQ is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPIIQ is UTCM.

Tamar Technology Investors (Delaware) L.P.

TTI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of TTI is TTP.

Unterberg Harris Interactive Media LP, CV

UHIM is a Netherlands Antilles limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHIM is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHIM is CEUTLLC.

Unterberg Harris Private Equity Partners, CV

UHPEPCV is a Netherlands Antilles general partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPCV is CEUTLLC.

Marjorie and Clarence E. Unterberg Foundation, Inc.

MCUF is a New York corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of MCUF is to act as a charitable foundation.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of MCUF are set forth on Schedule 1 hereto.

C.E. Unterberg Towbin, LLC

CEUTLLC is a New York limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTLLC is to make investments in, buy, sell, hold and otherwise deal in securities.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of CEUTLLC are set forth on Schedule I hereto.

C.E. Unterberg, Towbin (a California Limited Partnership)

CEUTCLP is a California limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCLP is to act as a securities broker-dealer.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner and member of the executive committee of CEUTCLP are set forth on Schedule I hereto.

17

UTCM, LLC

UTCM is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UTCM is to act as a general partner of investment funds.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of UTCM are set forth on Schedule I hereto.

Tamar Technology Partnership, LP

TTP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTP is to act as the general partner of TTI. The general partner of TTP is CEUTLLC.

Thomas I. Unterberg

TU's business address is c/o C.E. Unterberg, Towbin, 350 Madison Avenue, New York, New York 10017. TU is a board member of the Issuer and is a managing director of CEUTCLP of and a citizen of the United States of America.

——————————

By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

None of the Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The ownership interests of the Reporting Persons, other than CEUTCLP, were acquired in transactions occuring on or prior to the Issue's initial public offering of Shares on August 25, 2000. The Reporting Persons, other than CEUTCLP, obtained funds for the purchase price of their Shares (or securities that were converted into Shares) from capital contributions from thier equity investors.

The ownership interest of CEUTCLP was acquired in numerous market making transactions at or about the market price on and followng August 25, 2000. CEUTCLP used its general working capital for the purchase price of its Shares.

Item 4. Purpose of Transactions

The Reporting Persons' acquisitions of the Shares were made prior to, concurrently with and following the Issuer's initial public offering on August 25, 2000 in the ordinary course of the Reporting Persons' businesses and were not originally made with the purpose of changing or influencing the control of the Issuer.

In light of recent developments in the Issuer's business operations, however, the Reporting Persons now are more actively monitoring and evaluating their investment in the Issuer in light of pertinent factors, including without limitation the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions, and (iii) changes in the equity position of other shareholders of the Issuer. Some of the Reporting Persons have met with the Board of Directors of the Issuer (the "Board") to discuss the management of the Issuer and have suggested the Board consider adding one or two directors recommended by the Reporting Persons. Depending upon the Company's response to this request, some or all of the Reporting Persons may from time to time decide to seek in other ways to influence the Board as to, the Issuer's management and policies (including, without limitation, urging changes in the membership of the Board) and may from time to time recommend extraordinary transactions to the Board.

Except as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the events described in Items 4(a) through 4(j).

The Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of 1934). Additionally, the Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto are hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

(b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto set forth the percentage range of the shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition and are hereby incorporated by reference and we hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

(c) In connection with its market making activities, CEUTCLP has engaged in purchases and sales of Shares at or around the market price within the past 60 days. During such 60 day period, the holdings of CEUTCLP have increased by 299,348 Shares. Except as set forth in the foregoing sentence, no Reporting Person, or to their best knowledge, any of their respective officers or directors, has engaged in any transactions in Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understanding among any of the Reporting Persons made or entered into with respect to holding, voting or disposing of the Shares.

Item 7. Material to be Filed as Exhibits

Exhibit 1.   Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 11,2002   C.E. UNTERBERG, TOWBIN CAPITAL
                                               PARTNERS II-Q, L.P.,

                                               by UTCM, LLC,
                                                  its General Partner,

                                               by
                                               _____/s/ Robert M. Matluck_____
                                               Name: Robert M. Matluck
                                               Title: Managing Member

C.E. UNTERBERG, TOWBIN CAPITAL

Date: February 11,2002

PARTNERS I, L.P.,

by UTCM, LLC,
  its General Partner,

by
_____
            /s/ Robert M. Matluck
        Name: Robert M. Matluck
         Title: Managing Member

UNTERBERG HARRIS PRIVATE EQUITY

Date: February 11,2002

PARTNERS, L.P.,

   by C.E. UNTERBERG, TOWBIN LLC,
    its General Partner,

    by

       /s/ Robert M. Matluck
    Name: Robert M. Matluck
     Title: Managing Member

C.E. UNTERBERG, TOWBIN PRIVATE

Date: February 11,2002

EQUITY PARTNERS II., L.P.,

by UTCM, LLC, its General Partner

by

/s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

TAMAR TECHNOLOGY INVESTORS

Date: February 11,2002

(DELAWARE) L.P.,

by TAMAR TECHNOLOGY PARTNERSHIP,
LP, its General Partner,

by C.E. UNTERBERG, TOWBIN LLC, its
General Partner,

by
/s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

UNTERBERG HARRIS PRIVATE EQUITY

Date: February 11,2002
                                        PARTNERS, L.P.,

                                        by C.E. UNTERBERG, TOWBIN LLC,
                                          its General Partner,

                                        by
                                                /s/ Robert M. Matluck
                                          Name: Robert M. Matluck
                                          Title: Managing Member

UNTERBERG HARRIS PRIVATE EQUITY

Date: February 11,2002

PARTNERS, CV,

   by C.E. UNTERBERG, TOWBIN LLC,
    its General Partner,

    by

       /s/ Robert M. Matluck
    Name: Robert M. Matluck
    Title: Managing Member

MARJORIE AND CLARENCE E. UNTERBERG

Date: February 11,2002
                         FOUNDATION, INC.

                              by
                                   /s/ Thomas I. Unterberg
_____   By: Thomas E. Duggan
                                            Attorney-in-Fact

C.E. UNTERBERG TOWBIN, LLC,

Date: February 11,2002

                              by
                                   /s/ Robert M. Matluck
_____
                              Name: Robert M. Matluck
                               Title: Managing Member

C.E. UNTERBERG, TOWBIN (A CALIFORNIA

Date: February 11,2002

LIMITED PARTNERSHIP),

by

/s/ Robert M. Matluck

Name: Robert M. Matluck

Title: Managing Member

UTCM, LLC

Date: February 11,2002

                              by
                                     /s/ Robert M. Matluck
_____
                              Name: Robert M. Matluck
                               Title: Managing Member

TAMAR TECHNOLOGY PARTNERSHIP, LP

Date: February 11,2002

by C.E. UNTERBERG, TOWBIN LLC,
   its General Partner,

by
_____/s/ Robert M. Matluck_____
Name: Robert M. Matluck
Title: Managing Member

THOMAS I. UNTERBERG

Date: February 11, 2002

/s/ Thomas I. Unterberg   BY: Thomas E. Duggan   Attorney-in-Fact

SCHEDULE I

I.   MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Thomas I. Unterberg (President)	350 Madison Avenue New York, New York 10017	233,274(a) (0.98%)
Mary A. Debare (Vice President and Secretary)	350 Madison Avenue New York, New York 10017	0
Andrew Arno (Treasurer)	350 Madison Avenue New York, New York 10017	1,509 (less than .1%)

II.   C.E. UNTERBERG TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Thomas I. Unterberg (Managing Director and Member of the Executive Committee)	350 Madison Avenue New York, New York 10017	233,274(a)

(a) Excludes 4,657,660 Shares owned by the Entities (as defined in Item 2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

Robert M. Matluck (Managing Director and Member of the Executive Committee)	350 Madison Avenue New York, New York 10017	None
Stephen Adler (Managing Director)	350 Madison Avenue New York, New York 10017	None
Andrew Arno (Managing Director)	350 Madison Avenue New York, New York 10017	1,509(a) (less than .1%)
Jordan S. Berlin (Managing Director)	350 Madison Avenue New York, New York 10017	None
Alexander P. Bernstein (Managing Director)	350 Madison Avenue New York, New York 10017	None
Andrew Blum (Managing Director)	350 Madison Avenue New York, New York 10017	400(b) (less than .1%)
Mark Branigan (Managing Director)	350 Madison Avenue New York, New York 10017	None
John Cronin (Managing Director)	350 Madison Avenue New York, New York 10017	None
Jane Dragone (Managing Director)	350 Madison Avenue New York, New York 10017	None
Thomas Duggan (Managing Director)	350 Madison Avenue New York, New York 10017	None
Brian Finnerty (Managing Director)	350 Madison Avenue New York, New York 10017	None
Adam Frankfort (Managing Director)	350 Madison Avenue New York, New York 10017	None
Terri Garvey (Managing Director)	350 Madison Avenue New York, New York 10017	None
Brian D. Goldman (Managing Director)	350 Madison Avenue New York, New York 10017	None

---

(a)   Includes warrants currently exercisable into 410 Shares.

(b)   Includes warrants currently exercisable into 400 Shares.

Mel S. Lavitt (Managing Director)	350 Madison Avenue New York, New York 10017	7,510(c) (less than .1%)
Mark L. Levy (Managing Director)	350 Madison Avenue New York, New York 10017	None
Robert D. Long (Managing Director)	350 Madison Avenue New York, New York 10017	None
Michael E. Marrus (Managing Director)	350 Madison Avenue New York, New York 10017	None
Mitch Meisler (Managing Director)	350 Madison Avenue New York, New York 10017	None
Jeffrey C. Moskowitz (Managing Director)	350 Madison Avenue New York, New York 10017	None
Suzanne Murphy (Managing Director)	350 Madison Avenue New York, New York 10017	None
Michelle P. O'Connor (Managing Director)	350 Madison Avenue New York, New York 10017	None
James D. Poyner, Jr. (Managing Director)	350 Madison Avenue New York, New York 10017	None
Douglas M. Quartner (Managing Director)	350 Madison Avenue New York, New York 10017	None
Adam Ritzer (Managing Director)	350 Madison Avenue New York, New York 10017	None
James Singer (Managing Director)	350 Madison Avenue New York, New York 10017	None
Lee Tawes (Managing Director)	350 Madison Avenue New York, New York 10017	None

_____

(c)   Includes warrants currently exercisable into 512 Shares.

John U. Moorhead (Managing Director)	350 Madison Avenue New York, NY 10017	None
Florence Kimm (Managing Director)	350 Madison Avenue New York, NY 10017	None
David Boucher (Managing Director)	350 Madison Avenue New York, NY 10017	None
Martin Pyykkonen (Managing Director)	350 Madison Avenue New York, NY 10017	None
Cole Eckhardt (Managing Director)	350 Madison Avenue New York, NY 10017	None
Theodore O'Neill (Managing Director)	350 Madison Avenue New York, NY 10017	None

Name; Principal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Bob Thompson (Managing Director)	350 Madison Avenue New York, New York 10017	None
Andrew Waldeck (Managing Director)	350 Madison Avenue New York, New York 10017	None
James T. Whipple (Managing Director)	350 Madison Avenue New York, New York 10017	None

III.   C.E. UNTERBERG, TOWBIN LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Thomas I. Unterberg (Managing Member)	350 Madison Avenue New York, New York 10017	233,274(a) (0.98%)
Robert M. Matluck (Managing Member)	350 Madison Avenue New York, New York 10017	None

IV.   UTCM, LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Thomas I. Unterberg (Managing Member)	350 Madison Avenue New York, New York 10017	233,274(a) (0.98%)
Robert M. Matluck (Managing Member)	350 Madison Avenue New York, New York 10017	None

---

(a) Excludes 4,657,660 Shares owned by the Entities (as defined in Item 2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.

<u>Exhibit 1 -- Joint Filing Agreement</u>

   In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of ServiceWare Technologies Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement as of the date set forth next to their signatures.

Date: February 11,2002   C.E. UNTERBERG, TOWBIN CAPITAL
              PARTNERS II-Q, L.P.,

             by UTCM, LLC,
              its General Partner,

            by
               /s/ Robert M. Matluck
             Name: Robert M. Matluck
             Title: Managing Member

C.E. UNTERBERG, TOWBIN CAPITAL

Date: February 11,2002

PARTNERS I, L.P.,

by UTCM, LLC,
its General Partner,

by

/s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

UNTERBERG HARRIS PRIVATE EQUITY

Date: February 11,2002

PARTNERS, L.P.,

by C.E. UNTERBERG, TOWBIN LLC,
   its General Partner,

   by

_____   /s/ Robert M. Matluck
   Name: Robert M. Matluck
   Title: Managing Member

C.E. UNTERBERG, TOWBIN PRIVATE

Date: February 11,2002

EQUITY PARTNERS II., L.P.,

by UTCM, LLC, its General Partner

by

/s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

TAMAR TECHNOLOGY INVESTORS

Date: February 11,2002

(DELAWARE) L.P.,

by TAMAR TECHNOLOGY PARTNERSHIP,
LP, its General Partner,

by C.E. UNTERBERG, TOWBIN LLC, its
General Partner,

by
_____/s/ Robert M. Matluck_____
Name: Robert M. Matluck
Title: Managing Member

UNTERBERG HARRIS PRIVATE EQUITY

Date: February 11,2002

PARTNERS, L.P.,

by C.E. UNTERBERG, TOWBIN LLC,
    its General Partner,

by
_____
        /s/ Robert M. Matluck
     Name: Robert M. Matluck
      Title: Managing Member

UNTERBERG HARRIS PRIVATE EQUITY

Date: February 11,2002

PARTNERS, CV,

    by C.E. UNTERBERG, TOWBIN LLC,
      its General Partner,

      by

          /s/ Robert M. Matluck
_____
        Name: Robert M. Matluck
         Title: Managing Member

MARJORIE AND CLARENCE E. UNTERBERG

Date: February 11,2002   FOUNDATION, INC.

                                by
                                      /s/ Thomas I. Unterberg
                                BY: Thomas E. Duggan
                                      Attorney-in-Fact

C.E. UNTERBERG TOWBIN, LLC,

Date: February 11,2002

by
/s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

C.E. UNTERBERG, TOWBIN (A CALIFORNIA

Date: February 11,2002   LIMITED PARTNERSHIP),

                                          by
                                                  /s/ Thomas I. Unterberg
_____   BY: Thomas E. Duggan
                                                    Attorney-in-Fact

UTCM, LLC

Date: February 11,2002

by

_____
/s/ Robert M. Matluck

Name: Robert M. Matluck
Title: Managing Member

TAMAR TECHNOLOGY PARTNERSHIP, LP

Date: February 11,2002

by C.E. UNTERBERG, TOWBIN LLC,
its General Partner,

by

_____/s/ Robert M. Matluck_____
Name: Robert M. Matluck
Title: Managing Member

THOMAS I. UNTERBERG

Date: February 11,2002

                /s/ Thomas I. Unterberg   BY: Thomas E. Duggan Attorney-in-Fact